SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

April 6, 2017

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

Qoros Introduces Yibin as a New Strategic Partner
Will Jointly Set up NEV Manufacturing Base in Yibin

Chengdu, April 6, 2017. Qoros Automobile Co., Ltd. ("Qoros"), which is 50%-owned by Quantum (2007) LLC (“Quantum”), a wholly-owned subsidiary of Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”), announces that Qoros, together with Chery Automobile Co. Ltd. ("Chery") and Yibin Municipal Government ("Yibin"), has signed a three-party agreement on strategic cooperation in Chengdu today. In addition, Chery, Yibin (through its investment platform company), Quantum, and Qoros have signed an investment agreement that provides for joining Yibin as a strategic partner with Qoros and for a collaboration on conventional and new energy projects in Yibin, Sichuan Province, subject to certain conditions.

According to the agreements, Yibin, through its investment platform company, will establish with Qoros an NEV manufacturing base in Yibin.

Participants in today’s signing ceremony included the party secretaries of Sichuan province and Yibin's city governments, as well as senior representatives of Quantum, Chery and Qoros.

Further agreements are necessary to establish the investment framework for new facilities and the implementation of the strategic cooperation and investment described above. Such further agreements, once executed, are expected to involve significant investments by Yibin in Qoros, which would dilute Quantum's and Chery's interests in Qoros.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the strategic partnership announced by Qoros and plan for Qoros and Yibin to cooperate on establishment of an NEV manufacturing base and the expected investments in Qoros by Yibin. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that further agreements are not executed in furtherance of this strategic cooperation, and if such agreements are executed, the ultimate terms of such agreements and the risk that such NEV manufacturing base is not completed on time or at all or is not successful; as well as the risk of dilution of Quantum's interest in Qoros  and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: April 6, 2017	By:	/s/ Yoav Doppelt
	Name:	Yoav Doppelt
	Title:	Chief Executive Officer